X-SQUARE BALANCED FUND, LLC

AMENDED AND RESTATED EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the ___ day of ________, 2019 by and between the X-Square Balanced Fund, LLC (the “Fund”), a Puerto Rico limited liability company and a registered investment company under the Investment Company Act of 1940, as amended, and X-Square Capital, LLC (the “Adviser”).

WHEREAS, the Adviser serves as investment adviser to the Fund pursuant to a Management Agreement (the “Management Agreement”) between the Fund and the Adviser dated February 12, 2019.

WHEREAS, the parties to this Agreement have provided for an undertaking by the Adviser to reimburse certain, but not all, of the expenses for the Fund pursuant to an Expense Reimbursement Agreement dated February 12, 2019 (the “Prior Agreement”).

WHEREAS, the parties to this Agreement now wish to amend the Prior Agreement.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. The Adviser shall, from the date of this Agreement, reimburse a portion of the operating expenses of the Fund so that after such reimbursement the total annual fund operating expenses of the Fund expressed as a percentage of average daily net assets shall not exceed the amount set forth on Exhibit A (“Expense Limit”), excluding taxes, extraordinary expenses, reorganization expenses, brokerage commissions, interest, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business. The Adviser shall first reimburse management fees payable by the Fund, and then reimburse other operating expenses of the Fund to the extent the amount of difference between the Fund’s operating expenses and the Expense Limit exceeds the management fees payable by the Fund. To the extent that the Adviser defers advisory fees or absorbs operating expenses, it may seek payment of such deferred fees or reimbursement of such absorbed expenses within three (3) years after the date on which fees were deferred or expenses were absorbed. The Fund will make no such payment or reimbursement, however, if the Fund’s total annual operating expenses exceed the expense limits disclosed in the Fund’s prospectus in effect at the time of the proposed payment or reimbursement.

2. The termination date of this Agreement is one year from the effective date of the Fund’s initial registration statement filing on Form N-1A (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year. Notwithstanding the foregoing, this Agreement may be terminated by the Fund’s Board of Managers at any time if it determines that such termination is in the best interest of the Fund and its members.

3. The Adviser acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future other than as described in Section 1 above.

4. This Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

X-SQUARE BALANCED FUND, LLC

By:

Name:

Title:

X-SQUARE CAPITAL, LLC

By:

Name:

Title:

Exhibit A

X-Square Balanced Fund, LLC

	Share Class	Total Annual Fund Operating Expenses After Expense Reimbursement (expressed as a percentage of the Fund’s average daily net assets attributable to the respective share class)
1.	Class A	2.75%
2.	Class C	3.50%
3.	Institutional Class	2.50%